FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 31, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES THE RECEPTION OF NEW MINING MACHINERY AT ITS KORSHUNOV MINING PLANT OAO SUBSIDIARY

Zheleznogorsk-Ilimskiy, Russia – March 31, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the reception of a new excavator at its iron ore mining subsidiary, Korshunov Mining Plant OAO.

The Korshunov Mining Plant continues to receive new technological equipment in line with the technical re-equipment program for Mechel OAO subsidiaries.

The new Komatsu electrohydraulic mining excavator, with a 19.0 cubic meter bucket capacity, has been assembled and started its operations at the Rudnogorsk Open Pit. It is equipped with an asynchronous electric engine of 1350 kW capacity. The machines’ weight is 360 tonnes.

The excavator was delivered to the Irkutsk Region from Düsseldorf, Germany, and assembled under the direction of the manufacture’s representative, Mining Solutions, and the Supervising Engineer of Komatsu’s German branch. The project cost amounted to over RUR200.0 million (approximately over US$8.0 million).

This excavator is the largest machine of its kind in the Korshunov Mining Plant’s arsenal. Its width is about 7.0 meters, digging height is 17.0 meters and digging depth is 3.0 meters.

To operate this excavator, a crew of the Korshunov Mining Plant’s operators was given additional training and practical work at Mechel’s Yakutugol OAO subsidiary, where these machines have already been working. The new excavator is intended to be used at the upper stripping levels of the Rudnogorsk Open Pit. Commissioning of the new high-technology machinery at the Korshunov Mining Plant will enable the Rudnogorsk Open Pit to increase its iron ore output, thus contributing to successful fulfillment of the Korshunov Mining Plant’s production program.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: March 31, 2008